UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42638

OMS Energy Technologies Inc.

(Exact name of registrant as specified in its charter)

10 Gul Circle
Singapore 629566

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 25, 2026, OMS Energy Technologies Inc. (the “Company”) issued a press release dated June 25, 2026, announcing its financial results for the full year ended March 31, 2026.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated June 25, 2026 titled: OMS Energy Technologies Inc. Announces Fiscal Year 2026 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMS Energy Technologies Inc.

Date: June 25, 2026	By:	/s/ How Meng Hock
How Meng Hock Chairman, Chief Executive Officer and Executive Director